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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Bio-Technology General Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   090578 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

     Sim Fass, President and Chief Executive Officer, Bio-Cardia Corporation
             c/o Bio-Technology General Corp., 70 Wood Avenue South,
                   Iselin, NJ 08830; Telephone (908) 632-8800
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 1995
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.090578 10 5                                         Page 2 of 12 Pages

(1)     NAME OF REPORTING PERSON

        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bio-Cardia Corporation; EIN 22-3261673

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [ ]

        (b) |X|


(3)     SEC USE ONLY


(4)     SOURCE OF FUNDS*

        00

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        (7)      SOLE VOTING POWER  0

        (8)      SHARED VOTING POWER

        (9)      SOLE DISPOSITIVE POWER  0

        (10)     SHARED DISPOSITIVE POWER

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        0

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                           [ ]



(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                   0

(14)    TYPE OF REPORTING PERSON*

                                                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

     This Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission in November 1994 (the "Schedule 13D") is being filed on behalf of Bio-Cardia Corporation ("Bio-Cardia"), a Delaware corporation. The business address of Bio-Cardia is c/o Bio-Technology General Corp., 70 Wood Avenue South, Iselin, New Jersey 08830.


Item 1. Security and Issuer

     Item 1 is hereby amended to read in its entirety as follows:

     This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Bio-Technology General Corp. (the "Issuer"). The Issuer's principal executive offices are located at 70 Wood Avenue South, Iselin, New Jersey 08830.


Item 2. Identity and Background

     Item 2 is hereby amended to read in its entirety as follows:

NAME:

     See Item 1 of the cover page of this Schedule 13D for the name of the reporting person.

     The following persons are executive officers, directors or controlling persons of Bio-Cardia (the "Executive Officers and Directors"):

Digby W. Barrios
Edmond Sonnenblick
Ralph L. Nachman
John P. White
Sim Fass
Marian Gorecki
David Haselkorn
Nadim Y. Kassem
Yehuda Sternlicht

STATE OF ORGANIZATION OR CITIZENSHIP:

     See Item 6 of the cover page of this Schedule 13D for the state of organization of the reporting person.

     All of the Executive Officers and Directors are citizens of the United States, except for Marian Gorecki, David Haselkorn and Yehuda Sternlicht, who are each citizens of Israel.

ADDRESS OF PRINCIPAL BUSINESS OR RESIDENCE:

         For:     Bio-Cardia Corporation

                  c/o Bio-Technology General Corp.
                  70 Wood Avenue South
                  Iselin, New Jersey 08830

         For:     Digby W. Barrios

                  57 Main Street
                  Ridgefield, CT 06877

         For:     Edmond Sonnenblick

                  Albert Einstein College of Medicine
                  1300 Morris Park Avenue
                  Bronx, New York 10461

         For:     Ralph L. Nachman

                  Cornell University Medical College
                  1300 York Avenue
                  New York, New York 10021

         For:     John P. White

                  Cooper & Dunham
                  30 Rockefeller Plaza
                  New York, New York 10112

         For:     Sim Fass
                  Nadim Y. Kassem

                  Bio-Technology General Corp.
                  70 Wood Avenue South
                  Iselin, New Jersey 08830

         For:     Marian Gorecki
                  David Haselkorn
                  Yehuda Sternlicht

                  Bio-Technology General (Israel) Ltd.
                  Kiryat Weizmann, Rehovot
                  Israel 76326

ADDRESS OF PRINCIPAL OFFICE:

     See "Address of Principal Business or Residence" listed above in this Item 2 for the address of the principal office of the reporting person and of the Executive Officers and Directors.

PRINCIPAL BUSINESS OR OCCUPATION:

     Bio-Cardia's principal business was the research, development, testing and commercialization of products focusing on cardiovascular diseases and pulmonary diseases affecting premature newborns using technology licensed by the Issuer to Bio-Cardia. The Issuer terminated its license to Bio-Cardia on December 31, 1995.

     The following are the present principal occupations or employments of each of the Executive Officers and Directors:

         Digby W. Barrios is retired and is a director of Bio-Cardia.

         Edmond Sonnenblick is employed as Chief, Division of Cardiology, Department of Medicine, at the Albert Einstein College of Medicine. He is also a director of Bio-Cardia.

         Ralph L. Nachman is the Chairman, Department of Medicine, at Cornell University Medical College and is Physician-in-Chief, at The New York Hospital. He is a director of Bio-Cardia.

         John P. White is a partner of Cooper & Dunham, a law firm of patent attorneys. He is a director of Bio-Cardia.

         Sim Fass is the President and Chief Executive Officer of Bio-Cardia and the President and Chief Executive Officer of the Issuer. He is also a director of the Issuer.

         Marian Gorecki is the Senior Vice President, Research and Development of Bio-Cardia and is the Senior Vice President, Chief Technical Officer of the Issuer.

         David Haselkorn is the Senior Vice President, Chief Operating Officer of Bio-Cardia and Senior Vice President and Chief Operating Officer of the Issuer.

         Nadim Y. Kassem is the Senior Vice President - Chief Medical Officer of Bio-Cardia and the Senior Vice President - Chief Medical Officer of the Issuer.

         Yehuda Sternlicht is Chief Financial Officer and Treasurer of Bio-Cardia and Chief Financial Officer of the Issuer.

NO CONVICTION IN CRIMINAL PROCEEDINGS:

     The reporting person and the Executive Officers and Directors have not been convicted in any criminal proceeding during the last five years.

NO SECURITIES LAWS VIOLATIONS:

     The reporting person and the Executive Officers and Directors have not been subject, during the last five years, to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of civil proceedings.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended to add the following:

     Pursuant to the Agreement described in Item 5, on December 29, 1995 the reporting person transferred to the issuer all of the warrants to purchase common stock of the issuer (the "Warrants") that it owned in partial satisfaction of indebtedness owed to the issuer.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following:

     The issuer and the reporting person entered into the agreement described in
Item 5, pursuant to which the reporting person sold the warrants to the Issuer.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended to read in its entirety as follows:

     (a)  None

     (b)  None

     (c) Pursuant to the Agreement, dated as of December 29, 1995, by and among Bio-Technology General Corp., Bio-Cardia Corporation and Bio-Technology General (Israel) Ltd. (the "Agreement") the reporting person agreed to transfer the warrants (the "Warrants") to purchase 2,670,000 shares of common stock to the issuer in partial satisfaction of amounts owed to the issuer. The last closing bid price of the Warrants on December 29, 1995 was $1,375 per Warrant.

     (d)  None

     (e)  December 29, 1995

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

     1. Agreement, dated as of December 29, 1995, by and among Bio-Technology General Corp., Bio-Cardia Corporation and Bio-Technology General (Israel) Ltd.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 25, 1996

                                  BIO-CARDIA CORPORATION


                                  By:    /s/ SIM FASS
                                         ---------------------------
                                         Sim Fass
                                         President and Chief Executive Officer